UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For 18 April, 2007

KONINKLIJKE KPN N.V.

Maanplein 55
2516 CK The Hague
The Netherlands
(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a copy of the following press release:

•                                         Appointments at KPN’s Supervisory Board, dated 18 April 2007.

Press release

Appointments at KPN’s Supervisory Board	Date
18 April 2007

Number
028pe

KPN’s Annual General Meeting of shareholders has appointed Mrs Dr. C.M. Colijn-Hooymans as a member of the Supervisory Board of KPN. She succeeds Prof.drs. V.J. Halberstadt, who stepped down after his third four-year term of office.

Mrs Colijn is a member of the Board of Management of TNO in Delft.

The AGM further approved the reappointments of M. Bischoff and J.B.M. Streppel for a new four-year term.

The AGM approved the 2006 financial statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.

Dated: April 20, 2007	By:	/s/ MICHEL HOEKSTRA
Michel Hoekstra
Legal Counsel